UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Star Peak Energy Transition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

855185 104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 855185 104

1.	Names of Reporting Persons Star Peak Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,509,626 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,509,626 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,509,626
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.8% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 855185 104

1.	Names of Reporting Persons Eric Scheyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,509,626 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,509,626 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,509,626
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.8% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 855185 104

1.	Names of Reporting Persons Alec Litowitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,509,626 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,509,626 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,509,626
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.8% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 855185 104

1.	Names of Reporting Persons Michael C. Morgan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,509,626 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,509,626 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,509,626
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.8% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 855185 104

(1)	See Item 4. These are the Issuer’s shares of Class B common stock, which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-240267). Star Peak Sponsor LLC (the “Sponsor”) is the record holder of such shares. Each of Star Peak 19, LLC, Star Peak L LLC and Star Peak M LLC are the managing members of our Sponsor and as such, each have voting and investment discretion with respect to the Class B Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership of the Class B Common Stock held directly by the Sponsor. Eric Scheyer is the sole member of and controls Star Peak 19 LLC; Alec Litowitz is the sole member of and controls Star Peak L LLC; and Michael C. Morgan is the sole member of and controls Star Peak M LLC (each, a “Sponsor Controlling Entity”). The unanimous consent of each Sponsor Controlling Entity is required to make voting and dispositive decisions with respect to the securities held by our sponsor. Accordingly, each of Messrs. Scheyer, Litowitz and Morgan are deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2)	Based on 38,358,504 shares of Class A common stock, $0.0001 par value, and 9,589,626 shares of Class B common stock, $0.0001 par value, issued and outstanding as of November 16, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020 and assuming the conversion of all the shares of Class B common stock held by Star Peak Sponsor LLC.

Item 1(a).	Name of Issuer Star Peak Energy Transition Corporation
Item 1(b).	Address of the Issuer’s Principal Executive Offices 1603 Orrington Avenue, 13th Floor Evanston, Illinois 60201
Item 2(a).

Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)       Star Peak Sponsor LLC; and

(ii)       Eric Scheyer;

(iii)      Alec Litowitz;

(iv)      Michael C. Morgan.

Item 2(b).	Address of the Principal Business Office, or if none, Residence: The address of each of the Reporting Persons is: 1603 Orrington Avenue, 13th Floor Evanston, Illinois 60201
Item 2(c).

Citizenship

Star Peak Sponsor LLC is a limited liability company formed in Delaware.

Eric Scheyer is a citizen of the United States.

Alec Litowitz is a citizen of the United States.

Michael C. Morgan is a citizen of the United States.

Item 2(d).	Title of Class of Securities Class A common stock, $0.0001 par value per share
Item 2(e).	CUSIP Number 855185 104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.
	☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.
	☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	☐	(d) Investment company registered under Section 8 of the Investment Company Act.
	☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).
	☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).
	☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).
	☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.
	☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).
	☐	Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Persons may be deemed to beneficially own 9,509,626 shares of the Issuer’s Class B common stock, representing 19.8% of the total Class A and Class B common stock issued and outstanding. The shares of Class B common stock are automatically convertible into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-240267).

Star Peak Sponsor LLC is controlled by Eric Scheyer, Alec Litowitz and Michael C. Morgan, and as such each have voting and investment discretion with respect to the securities held by Star Peak Sponsor LLC and may be deemed to have beneficial ownership of the securities held directly by the Star Peak Sponsor LLC.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021	Star Peak Sponsor LLC

	By:	/s/ Eric Scheyer
		Name:	Eric Scheyer
		Title:	Authorized Signatory

/s/ Eric Scheyer
Eric Scheyer

/s/ Alec Litowitz
Alec Litowitz

/s/ Michael C. Morgan
Michael C. Morgan

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A common stock, $0.0001 par value per share, of the Star Peak Energy Transition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 16, 2021.

Star Peak Sponsor LLC

By:	/s/ Eric Scheyer
Name:
Title:

/s/ Eric Scheyer
Eric Scheyer

/s/ Alec Litowitz
Alec Litowitz

/s/ Michael C. Morgan
Michael C. Morgan